Exhibit 99.1

Pinduoduo Announces Fourth Quarter 2021 and Fiscal Year 2021 Unaudited Financial Results

SHANGHAI, CHINA, March 21, 2022 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture and interactive commerce platform, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2021.

Fourth Quarter 2021 Highlights

●	GMV[1] in the twelve-month period ended December 31, 2021 was RMB2,441.0 billion (US$[2]383.0 billion), an increase of 46% from RMB1,667.6 billion in the twelve-month period ended December 31, 2020.

●	Total revenues in the quarter were RMB27,230.9 million (US$[2]4,273.1 million), an increase of 3% from RMB 26,547.7 million in the same quarter of 2020.

●	Average monthly active users[3] in the quarter was 733.4 million, an increase of 2% from 719.9 million in the same quarter of 2020.

●	Active buyers[4] in the twelve-month period ended December 31, 2021 was 868.7 million, an increase of 10% from 788.4 million in the twelve-month period ended December 31, 2020.

●	Annual spending per active buyer[5] in the twelve-month period ended December 31, 2021 was RMB2,810.0 (US$441.0), an increase of 33% from RMB2,115.2 in the twelve-month period ended December 31, 2020.

“In 2021, we made the strategic shift from sales and marketing toward research and development.” said Mr. Lei Chen, Chairman and CEO of Pinduoduo. “We see ourselves making more long-term investment, especially in agriculture and R&D.”

1 “GMV” refers to the total value of all orders for products and services placed on the Pinduoduo mobile platform, regardless of whether the products and services are actually sold, delivered or returned. Buyers on the platform are not charged for shipping fees in addition to the listed price of merchandise. Hence, merchants may embed the shipping fees in the listed price. If embedded, then the shipping fees are included in GMV. As a prudential matter aimed at eliminating any influence on Pinduoduo’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions in certain product categories over certain amounts and transactions by buyers in certain product categories over a certain amount per day.

2 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

3 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

4 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

5 “Annual spending per active buyer” in a given period refers to the quotient of total GMV in that period divided by the number of active buyers in the same period.

“Similar to the last two quarters, we will allocate profits from the fourth quarter to the 10 Billion Agriculture Initiative to deepen our digital inclusion efforts in agriculture,” Mr. Chen added.

“Our total revenue, excluding contribution from merchandise sales, was RMB27.1 billion in the fourth quarter 2021. Our revenue growth slowed down due to moderating user growth and fluctuation in user activity,” said Ms. Jun Liu, VP of Finance of Pinduoduo. “At the same time, we recorded a profit in the fourth quarter, which is attributable to more controlled spending as we adjust to slower growth, and a one-off rebate from one of our service providers.”

Fourth Quarter 2021 Financial Results

Total revenues were RMB27,230.9 million (US$4,273.1 million), an increase of 3% from RMB26,547.7 million in the same quarter of 2020. The increase was primarily due to an increase in revenues from online marketing services and transaction services, offset by the decrease of revenues from merchandise sales.

●	Revenues from online marketing services and others were RMB22,425.0 million (US$3,519.0 million), an increase of 19% from RMB18,922.0 million in the same quarter of 2020.

●	Revenues from transaction services were RMB4,724.2 million (US$741.3 million), an increase of 108% from RMB2,267.9 million in the same quarter of 2020.

●	Revenues from merchandise sales were RMB81.7 million (US$12.8 million), a decrease of 98% from RMB5,357.8 million in the same quarter of 2020.

Total costs of revenues were RMB6,515.5 million (US$1,022.4 million), a decrease of 43% from RMB11,526.1 million in the same quarter of 2020. The decrease mainly came from the reduction of merchandise sales and decreased server cost due to a one-off rebate, which was offset by increased fulfillment fees.

Total operating expenses were RMB13,808.4 million (US$2,166.8 million), compared with RMB17,069.4 million in the same quarter of 2020.

●	Sales and marketing expenses were RMB11,365.8 million (US$1,783.5 million), decreased by 23% from RMB14,712.5 million in the same quarter of 2020 mainly due to the reduction of expenditure in promotion and advertising activities.

●	General and administrative expenses were RMB420.0 million (US$65.9 million), an increase of 4% from RMB405.6 million in the same quarter of 2020.

●	Research and development expenses were RMB2,022.6 million (US$317.4 million), an increase of 4% from RMB1,951.3 million in the same quarter of 2020.

Operating profit in the quarter was RMB6,907.0 million (US$1,083.9 million), compared with operating loss of RMB2,047.8 million in the same quarter of 2020. Non-GAAP operating profit6 in the quarter was RMB8,399.7 million (US$1,318.1 million), compared with non-GAAP operating loss of RMB1,114.5 million in the same quarter of 2020.

Net income attributable to ordinary shareholders in the quarter was RMB6,619.5 million (US$1,038.8 million), compared with net loss attributable to ordinary shareholders of RMB1,376.4 million in the same quarter of 2020. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB8,444.4 million (US$1,325.1 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB184.5 million in the same quarter of 2020.

Basic earnings per ADS was RMB5.26 (US$0.83) and the diluted earnings per ADS was RMB4.66 (US$0.73), compared with basic and diluted net loss per ADS of RMB1.13 in the same quarter of 2020. Non-GAAP diluted earnings per ADS was RMB5.88 (US$0.92), compared with non-GAAP diluted net loss per ADS of RMB0.15 in the same quarter of 2020.

Net cash provided by operating activities was RMB16,399.8 million (US$2,573.5 million), compared with RMB14,946.6 million in the same quarter of 2020.

Cash, cash equivalents and short-term investments were RMB92.9 billion (US$14.6 billion) as of December 31, 2021, compared with RMB87.0 billion as of December 31, 2020.

6 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non- GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Fiscal Year 2021 Financial Results

Total revenues were RMB93,949.9 million (US$14,742.8 million), representing an increase of 58% from RMB59,491.9 million in 2020. The increase was primarily due to an increase in revenues from online marketing services and revenues from transaction services.

●	Revenues from online marketing services and others were RMB72,563.4 million (US$11,386.8 million), representing an increase of 51% from RMB47,953.8 million in 2020.

●	Revenues from transaction services were RMB14,140.4 million (US$2,218.9 million), representing an increase of 144% from RMB5,787.4 million in 2020.

●	Revenues from merchandise sales were RMB7,246.1 million (US$1,137.1 million), an increase of 26% from RMB5,750.7 million in 2020.

Total costs of revenues were RMB31,718.1 million (US$4,977.3 million), representing an increase of 65% from RMB19,278.6 million in 2020. The increase was mainly due to higher payment processing fees, increased fulfillment fees and merchant support services.

Total operating expenses were RMB55,335.1 million (US$8,683.3 million), compared with RMB49,593.5 million in 2020.

●	Sales and marketing expenses were RMB44,801.7 million (US$7,030.4 million), an increase of 9% from RMB41,194.6 million in 2020 mainly due to increase in promotion and advertising activities.

●	General and administrative expenses were RMB1,540.8 million (US$241.8 million), an increase of 2% from RMB1,507.3 million in 2020.

●	Research and development expenses were RMB8,992.6 million (US$1,411.1 million), an increase of 30% from RMB6,891.7 million in 2020. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit was RMB6,896.8 million (US$1,082.3 million), compared with an operating loss of RMB9,380.3 million in 2020. Non-GAAP operating profit was RMB11,671.5 million (US$1,831.5 million), compared with non-GAAP operating loss of RMB5,767.3 million in 2020.

Net income attributable to ordinary shareholders was RMB7,768.7 million (US$1,219.1 million), compared with net loss attributable to ordinary shareholders of RMB7,179.7 million in 2020. Non-GAAP net income attributable to ordinary shareholders was RMB13,829.5 million (US$2,170.2 million), compared with non-GAAP net loss attributable to ordinary shareholders of RMB2,965.0 million in 2020.

Basic earnings per ADS was RMB6.20 (US$0.97) and the diluted earnings per ADS was RMB5.44 (US$0.85), compared with basic and diluted net loss per ADS of RMB6.02 in 2020. Non-GAAP diluted earnings per ADS was RMB9.56 (US$1.50), compared with non-GAAP diluted net loss per ADS were RMB2.49 in 2020.

Net cash provided by operating activities was RMB28,783.0 million (US$4,516.7 million), slightly increased by 2% compared with RMB28,196.6 million in 2020.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Monday, March 21, 2022 (7:30 PM Beijing/Hong Kong Time on Monday, March 21, 2022).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit or loss and non-GAAP net income or loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	22,421,189	6,426,715	1,008,492
Restricted cash	52,422,447	59,617,256	9,355,248
Receivables from online payment platforms	729,548	673,737	105,724
Short-term investments	64,551,094	86,516,618	13,576,345
Amounts due from related parties	4,240,069	4,250,155	666,942
Prepayments and other current assets	5,159,531	3,424,687	537,408
Total current assets	149,523,878	160,909,168	25,250,159

Non-current assets
Property, equipment and software, net	202,853	2,203,323	345,749
Intangible assets	1,276,751	701,220	110,037
Right-of-use assets	629,827	938,537	147,277
Deferred tax assets	-	31,504	4,944
Other non-current assets	7,275,305	16,425,966	2,577,593
Total non-current assets	9,384,736	20,300,550	3,185,600

Total Assets	158,908,614	181,209,718	28,435,759

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	December 31, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Amounts due to related parties	3,385,863	1,963,007	308,039
Customer advances and deferred revenues	2,423,190	1,166,764	183,091
Payable to merchants	53,833,981	62,509,714	9,809,138
Accrued expenses and other liabilities	11,193,372	14,085,513	2,210,324
Merchant deposits	10,926,319	13,577,552	2,130,614
Short-term borrowings	1,866,316	-	-
Lease liabilities	253,036	427,164	67,031
Total current liabilities	83,882,077	93,729,714	14,708,237

Non-current liabilities
Convertible bonds	14,432,792	11,788,907	1,849,937
Lease liabilities	414,939	544,263	85,407
Deferred tax liabilities	-	31,291	4,910
Other non-current liabilities	2,918	996	156
Total non-current liabilities	14,850,649	12,365,457	1,940,410

Total Liabilities	98,732,726	106,095,171	16,648,647

Shareholders’ equity
Ordinary shares	159	161	25
Additional paid-in capital	86,698,660	95,340,819	14,961,055
Accumulated other comprehensive loss	(1,047,728)	(2,519,900)	(395,427)
Accumulated deficits	(25,475,203)	(17,706,533)	(2,778,541)
Total Shareholders’ Equity	60,175,888	75,114,547	11,787,112

Total Liabilities and Shareholders’ Equity	158,908,614	181,209,718	28,435,759

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues	26,547,709	27,230,862	4,273,116	59,491,865	93,949,939	14,742,796
Costs of revenues	(11,526,124)	(6,515,509)	(1,022,426)	(19,278,641)	(31,718,093)	(4,977,261)
Gross profit	15,021,585	20,715,353	3,250,690	40,213,224	62,231,846	9,765,535

Sales and marketing expenses	(14,712,526)	(11,365,829)	(1,783,547)	(41,194,599)	(44,801,720)	(7,030,368)
General and administrative expenses	(405,570)	(419,962)	(65,901)	(1,507,297)	(1,540,774)	(241,781)
Research and development expenses	(1,951,261)	(2,022,595)	(317,388)	(6,891,653)	(8,992,590)	(1,411,134)
Total operating expenses	(17,069,357)	(13,808,386)	(2,166,836)	(49,593,549)	(55,335,084)	(8,683,283)

Operating (loss)/ profit	(2,047,772)	6,906,967	1,083,854	(9,380,325)	6,896,762	1,082,252

Interest and investment income, net	671,395	914,643	143,527	2,455,366	3,061,662	480,442
Interest expenses	(278,146)	(303,116)	(47,566)	(757,336)	(1,231,002)	(193,171)
Foreign exchange gain	149,006	48,105	7,549	225,197	71,750	11,259
Other income, net	81,149	115,086	18,060	193,702	656,255	102,981

(Loss)/ profit before income tax and share of results of equity investees	(1,424,368)	7,681,685	1,205,424	(7,263,396)	9,455,427	1,483,763
Share of results of equity investees	48,012	16,680	2,617	83,654	246,828	38,733
Income tax expenses	-	(1,078,819)	(169,290)	-	(1,933,585)	(303,422)
Net (loss)/ income	(1,376,356)	6,619,546	1,038,751	(7,179,742)	7,768,670	1,219,074

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME/ (LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net (loss)/ income	(1,376,356)	6,619,546	1,038,751	(7,179,742)	7,768,670	1,219,074
Net (loss)/ income attributable to ordinary shareholders	(1,376,356)	6,619,546	1,038,751	(7,179,742)	7,768,670	1,219,074

(Loss)/ earnings per ordinary share:
- Basic	(0.28)	1.32	0.21	(1.51)	1.55	0.24
- Diluted	(0.28)	1.16	0.18	(1.51)	1.36	0.21

(Loss)/ earnings per ADS (4 ordinary shares equals 1 ADS):
- Basic	(1.13)	5.26	0.83	(6.02)	6.20	0.97
- Diluted	(1.13)	4.66	0.73	(6.02)	5.44	0.85

Weighted average number of outstanding ordinary shares (in thousands):
- Basic	4,854,597	5,031,543	5,031,543	4,768,343	5,012,651	5,012,651
- Diluted	4,854,597	5,684,577	5,684,577	4,768,343	5,713,764	5,713,764

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	18,921,975	22,425,001	3,518,972	47,953,779	72,563,402	11,386,782
- Transaction services	2,267,885	4,724,189	741,328	5,787,415	14,140,449	2,218,945
- Merchandise sales	5,357,849	81,672	12,816	5,750,671	7,246,088	1,137,069
Total	26,547,709	27,230,862	4,273,116	59,491,865	93,949,939	14,742,796

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	9,923	5,729	899	32,291	26,624	4,178
Sales and marketing expenses	276,875	544,492	85,443	1,093,547	1,612,219	252,992
General and administrative expenses	252,470	224,155	35,175	966,985	792,421	124,348
Research and development expenses	393,962	718,329	112,721	1,520,220	2,343,466	367,741
Total	933,230	1,492,705	234,238	3,613,043	4,774,730	749,259

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net cash provided by operating activities	14,946,569	16,399,775	2,573,483	28,196,627	28,783,011	4,516,683
Net cash used in investing activities	(26,622,837)	(12,692,505)	(1,991,731)	(38,357,901)	(35,562,365)	(5,580,511)
Net cash provided by/ (used in) financing activities	42,174,783	193	30	51,798,996	(1,875,154)	(294,253)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(183,639)	(26,454)	(4,152)	(139,943)	(145,157)	(22,779)

Increase/ (decrease) in cash, cash equivalents and restricted cash	30,314,876	3,681,009	577,630	41,497,779	(8,799,665)	(1,380,860)
Cash, cash equivalents and restricted cash at beginning of period/year	44,528,760	62,362,962	9,786,110	33,345,857	74,843,636	11,744,600
Cash, cash equivalents and restricted cash at end of period/year	74,843,636	66,043,971	10,363,740	74,843,636	66,043,971	10,363,740

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data))

	For the three months ended December 31,			For the year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Operating (loss)/ profit	(2,047,772)	6,906,967	1,083,854	(9,380,325)	6,896,762	1,082,252
Add: Share-based compensation	933,230	1,492,705	234,238	3,613,043	4,774,730	749,259
Non-GAAP operating (loss)/ profit	(1,114,542)	8,399,672	1,318,092	(5,767,282)	11,671,492	1,831,511

Net (loss)/ income attributable to ordinary shareholders	(1,376,356)	6,619,546	1,038,751	(7,179,742)	7,768,670	1,219,074
Add: Share-based compensation	933,230	1,492,705	234,238	3,613,043	4,774,730	749,259
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	256,768	303,141	47,569	690,606	1,219,058	191,297
Add: Loss/ (gain) from fair value changes of long-term investments	1,828	29,001	4,551	(88,928)	67,065	10,524
Non-GAAP net (loss)/ income attributable to ordinary shareholders	(184,530)	8,444,393	1,325,109	(2,965,021)	13,829,523	2,170,154

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	4,854,597	5,747,784	5,747,784	4,768,343	5,784,465	5,784,465

Diluted (loss)/ earnings per ordinary share	(0.28)	1.16	0.18	(1.51)	1.36	0.21
Add: Non-GAAP adjustments to (loss)/ earnings per ordinary share	0.24	0.31	0.05	0.89	1.03	0.17
Non-GAAP diluted (loss)/ earnings per ordinary share	(0.04)	1.47	0.23	(0.62)	2.39	0.38
Non-GAAP diluted (loss)/ earnings per ADS	(0.15)	5.88	0.92	(2.49)	9.56	1.50